Mail Stop 4561

October 16, 2008

Jack C. Bridges
Executive Vice President
Twenty Services, Inc.
20 Cropwell Drive
Suite 100
Pell City, Alabama 35128

> **RE:**   **Twenty Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-K/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Forms 10-Q/A for the Quarter Ended March 31, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-Q/A for the Quarter Ended June 30, 2008**
> **File No. 000-08488**

Dear Mr. Bridges,

We have completed our review of your Forms 10-K, 10-K/A, 10-Q and 10-Q/A and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief